U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 0-5474

CUSIP NUMBER 656863-10-7

NOTIFICATION OF LATE FILING

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2010

[ ]   Transition Report on Form 10-K

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________

PART I - REGISTRANT INFORMATION

CHINA CHANGJIANG MINING & NEW ENERGY CO., LTD

Full Name of Registrant

N/A

Former Name if Applicable

Seventeen Floor, Xinhui Mansion, Gaoxin Road, Hi-Tech Zone, Xi'An P. R. China  710075

Address of Principal Executive Office

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. XX (Check box if appropriate)

|X|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 is attached

PART III - NARRATIVE

The Company’s auditor has advised that the consolidated financial statements and the compilation and audit of the Company’s financial statements for the year ended December 31, 2010 could not be completed in time for the10-K to be filed without an extension.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chen Weidong	(86)	29-88331685
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
|X| Yes |_| No

(3)	Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHINA CHANGJIANG MINING & NEW ENERGY CO., LTD

(Name of Registrant as Specified in Charter)

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date:	March 18, 2011	By:	/s/ Chen Weidong
		Name:	Chen Weidong
		Title:	President